Exhibit 99.2

PEDIMENT GOLD CORP.

(Formerly Pediment Exploration Ltd.)

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED

SEPTEMBER 30, 2009

Pediment Gold Corp.

(Formerly Pediment Exploration Ltd.)

Management’s Discussion and Analysis

For the year ended September 30, 2009

EXECUTIVE SUMMARY

Pediment Gold Corp (the “Company”) is a natural resource company engaged in the evaluation, acquisition, exploration and development and ultimately is working towards commercial production of gold and silver resources in Mexico.  While none of the properties have reached commercial production; two projects, La Colorada and San Antonio, are moving through the advanced exploration stage toward development.

The Company currently has no income from operations and relies on financing through the issuance of additional shares of its common stock until such time as it achieves sustained profitability through profitable mining operations, or the receipt of proceeds from the disposition of its mineral property interests.

As at September 30, 2009, the Company had consolidated working capital of $16,134,293.  For fiscal 2010, the Company has allocated $8.4 million to cover its operating expenses and to continue work on its San Antonio and La Colorada projects.  The Company has sufficient working capital to fund its 2010 operating and exploration and development expenditures and to continue its operations through fiscal 2011.

The San Antonio project is located in Baja California Sur, Mexico, adjacent to the historic mining town of San Antonio and 40 kilometers southeast from the port city of La Paz.  The 100%-owned project consists of 15 concessions and covers 114,480 acres and about nine miles of favorable geological trend.  A recently performed resource estimate for San Antonio comprises a global total of 1.53 million ounces gold in the Measured and Indicated category, plus 111,000 ounces gold in the Inferred category.  The Company has assembled an experienced pre-development mining team to complete relevant permitting, surface rights and water rights acquisitions relating to its San Antonio project.

The La Colorada project is located on a main highway and electrical grid infrastructure some 40 km southeast of Hermosillo, which is the capital and main supply point of the State of Sonora State in north western Mexico.  The 100%-owned gold-silver project is a past-producing mine site with historic output from both underground vein and open-pit to heap leach operations.  The Company conducted a work program in the summer of 2009 to utilize both reverse circulation and diamond drilling in two work phases, totaling approximately 8,000 metres; results are expected in early fiscal 2010.  Based on studies of historic and new data, the Company plans to evaluate areas of near surface gold mineralization for its open pit heap leach potential, as well as explore extensions of vein-type, higher grade gold mineralization.

As at December 14, 2009, the Company had the following common shares, stock options and warrants outstanding:

Common shares	47,313,329
Stock options (vested and unvested)	4,072,500
Warrants	1,611,500
Finder’s warrants	386,760
Fully Diluted shares outstanding	53,384,089

Pediment Gold Corp.

(Formerly Pediment Exploration Ltd.)

Management’s Discussion and Analysis

For the year ended September 30, 2009

1.0

INTRODUCTION

This Management’s Discussion and Analysis (“MD&A”) includes information from, and should be read in conjunction with, the annual audited consolidated financial statements of Pediment Gold Corp (“the Company” or “Pediment”) for the years ended September 30, 2009, 2008 and 2007. The Company reports its financial position, results of operations and cash flows in accordance with Canadian generally accepted accounting principles (“GAAP”) in Canadian dollars. This MD&A was prepared with information available as of December 14, 2009. Additional information and disclosure relating to the Company can be found on SEDAR at www.sedar.com.

2.0

FORWARD LOOKING STATEMENTS

Certain statements contained in this MD&A constitute forward-looking statements.  All statements other than statements of historical fact may be forward-looking statements.  Forward-looking statements are often, but not always. Identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “designed”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe”, and similar expressions.  These statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements.  Based on current available information, the Company believes that the expectations reflected in those forward-looking statements are reasonable, but no assurance can be given that those expectations will prove to be correct.  The forward-looking statements in this MD&A are expressly qualified by this statement, and readers are advised not to place undue reliance on the forward-looking statements.

3.0

DESCRIPTION OF BUSINESS

The Company is a natural resource company engaged in the evaluation, acquisition, exploration and development and ultimately is working towards commercial production of gold and silver resources in Mexico.  While none of the properties have reached commercial production; two projects, La Colorada and San Antonio, are moving through the advanced exploration stage toward development.  The Company has financed its current exploration and development activities principally by the issuance of common shares.

The recoverability of costs capitalized to mineral properties and the Company’s future financial success is dependent upon the extent to which economic gold and silver mineralized bodies can develop to producing entities or from the receipt of proceeds from disposition or a joint venture on its mineral property interests.  Such development may take years to complete and the amount of resulting income, if any, is difficult to determine with any certainty.  Many of the key factors for advancing the Company’s projects to production are dependent on outside factors; such as, obtaining the necessary rights and permitting which need to be granted from certain local and governmental agencies located in Mexico.  Additional risk factors that may affect the financial statements and the risk factors related to mineral exploration and development are set out in the Company’s Annual Report as filed via SEDAR on March 31, 2009, available at www.sedar.com and under the heading “Risks and Uncertainties” listed below.

The Company knows of no trends, demands, commitments, events or uncertainties outside of the normal course of business that may result in the Company’s liquidity either materially increasing or decreasing at the present time or in the foreseeable future.  Material increases or decreases in the Company’s liquidity are substantially determined by the success or failure of the Company’s exploration programs and overall market conditions for smaller resource companies.  The Company is not aware of any seasonality in the business that may have a material effect upon its financial condition, other than those normally encountered by public reporting junior resource

Pediment Gold Corp.

(Formerly Pediment Exploration Ltd.)

Management’s Discussion and Analysis

For the year ended September 30, 2009

companies.  The Company is not aware of any changes in the results of its operations that are other than those normally encountered in its ongoing business.

4.0

OVERALL PERFORMANCE

During the fiscal year ended September 30, 2009 the Company expended $3,786,138 acquiring and exploring its mineral properties.  The total expenditures include cash costs of $2,517,422, $1,240,745 in share issuance costs relating to the acquisition of mineral properties and $27,971 relating to stock-based compensation.

Mineral property acquisition costs totaled $2,064,341 for the year ended September 30, 2009. Total acquisition costs included cash costs of $1,086,224 relating to La Colorada, of which $205,298 was allocated to land and $57,330 was allocated to mining equipment, and $1,175,000 and $65,745 in share issuance costs relating to San Antonio and La Colorada, respectfully.

Acquisition costs relating to La Colorada represents the final option payment ($964,484) the Company incurred as a result of acquiring 100% of the project, the cash payment ($121,131) and the share issuance ($65,745) relating to the Recami agreement and the acquisition of the adjacent mineral concession La Noria ($609). Of the final option payment for the acquisition of La Colorada, $57,330 was allocated to mining equipment and $205,298 was allocated to land pursuant to the terms of the revised purchase agreement.

Acquisition costs associated with the San Antonio project relates to the September 29, 2005 agreement whereby the Company acquired 100% of the shares in Compania Minera Pitalla, S.A. de C.V.  As part of the acquisition, 2,500,000 common shares would be issuable prior to December 31, 2011 if an aggregate of one million ounces of gold or gold equivalents are determined to be situated on three or fewer of the acquired properties, of which 500,000 ounces or equivalent must be in a single property.  On December 4, 2008, the Company issued 2,500,000 shares valued at $0.47 per share for a total value of $1,175,000.

During the year ended September 30, 2009, the Company incurred $633,670 in exploration expenditures on its San Antonio project and $1,088,127 on its La Colorada project as it continues to advance these projects.

5.0

PROJECT UPDATES

San Antonio Project

The San Antonio Project is located in Baja California Sur, adjacent to the historic mining town of San Antonio and 40 kilometers southeast from the port city of La Paz.  The 100%-owned project consists of 10 concessions and covers 114,480 acres and about nine miles of favorable geological trend.

Pediment Gold Corp.

(Formerly Pediment Exploration Ltd.)

Management’s Discussion and Analysis

For the year ended September 30, 2009

On March 28, 2008, the San Antonio Project was expanded to include the Triunfo Est. Properties, which consist of five mining exploration concessions located in the state of Baja California Sur, Mexico.  The concessions were acquired for a cash payment of $11,250 (paid) and mineral property data related to the concessions were acquired for 25,000 common shares (issued) of the Company valued at $71,500.

On July 3, 2008, the Company acquired the El Triunfo concession group, a group of adjacent concessions in the San Antonio district. The three concessions were acquired for a cash payment of $1,241,568 (paid) and are subject to a variable 1% to 3% net smelter royalty (“NSR”).

Pursuant to the terms of the Company’s purchase agreement to acquire Pitalla in 2005, if prior to December 31, 2011, an aggregate of one million ounces of gold or gold equivalents were determined to be situated on three or fewer of the properties acquired, of which 500,000 ounces or equivalent must be in a single property, the Company would be required to issue 2,500,000 common shares.  On December 4, 2008, the Company issued the 2,500,000 common shares valued at $0.47 each for a total value of $1,175,000, which has been allocated to the acquisition cost of the San Antonio project.

2009 Resource Calculation for Los Planes – Las Colinas

Subsequent to the 2008 43-101 compliant technical report being completed for the San Antonio project, the Company completed an additional 16,699 metres of drilling. On August 25, 2009, the Company issued a news release announcing that an update to Chapter 17 of the original technical report had been conducted by independent consultant Gary Giroux of Giroux Consultants Ltd.

An updated resource estimate was recently performed by Giroux Consultants Ltd. of Vancouver BC, to incorporate infill drill holes not included in the first estimate, conducted by Derry Michener Booth and Wahl Consultants Ltd. in 2008 (previously announced July 15, 2008). This new estimate was based on 242 holes totaling 42,891 m and comprising 26,613 gold assays using Ordinary Kriging over a range of gold cut off values.

As seen in the table below, the new resource estimate for San Antonio comprises a global total of 1.53 million ounces gold in the Measured and Indicated category, plus 111,000 ounces gold in the Inferred category. The resource summarized below is based on a 0.4 g/t cut off. A 0.4g/t cut off was chosen as a possible open pit economic cutoff. It must be stressed that at this time no economic evaluations have been completed and the true economic cutoff is unknown.

San Antonio - Summary of Resources (2009) at 0.4 grams per tonne cutoff

Mineralization	Tonnes (MT)		Au (g/t)		Million Oz. Au
	M&I	Inferred	M&I	Inferred	M&I	Inferred
Oxide	7.24	0.17	0.928	0.592	0.216	0.003
Mixed	6.61	0.19	1.066	0.588	0.227	0.004
Sulphide	33.50	5.03	1.018	0.640	1.096	0.104
Total	47.35	5.39	1.01	0.637	1.539	0.11

Due to the material increase in current resources at San Antonio that was determined by the updated Resource Estimate, the Company has engaged independent consultants to prepare an updated complete NI-43-101 compliant Technical Report. The Company anticipates that the report will be completed by the end of 2009.

Pediment Gold Corp.

(Formerly Pediment Exploration Ltd.)

Management’s Discussion and Analysis

For the year ended September 30, 2009

Surface and Access Rights

As reported December 1, 2009 the company has entered into agreements securing long-term surface and access rights for the ongoing exploration, and proposed development and operation of the San Antonio gold project with the Ejido San Antonio.

The first agreement is a rental agreement, called a “temporary occupation agreement”, for access, exploration and production activities.  The agreement has a term of 30 years and includes a one-time payment of $200,000 Pesos (CDN$16,230 – paid) for access and annual per hectare payments for areas subject to exploration or production activities within the Pediment concession holdings which total approximately 8,100 hectares.  The minimum annual payment under the terms of the agreement is $600,000 Pesos, or approximately CDN$47,000, plus annual inflation escalations.

In addition, the parties have signed an agreement allowing Pediment to purchase outright 260 hectares covering the Planes and Colinas mineral targets and surrounding area for an agreed upon price of $6,500,000 Pesos (CDN$527,597 - paid). The parties also signed a separate agreement to transfer rights to certain waste rock or ‘dump’ material within the Company’s concession areas to the Ejido San Antonio.

The company is also working to acquire additional surface and access rights secondary to the San Antonio project.

Metallurgical Testing

In 2008 bottle roll tests were completed for Los Planes material, including mineralized rock from the oxide, mixed and sulphide zones. Samples were of unprocessed RC drill cuttings of up to 3/8 inch size. These tests were performed by SGS labs in Durango, Mexico and results were positive with recoveries of up to 88.63% in oxide after a 96-hour test. Sulphide material also had significant recoveries with up to 73.61% recovery after 96 hours.

In April 2009, the Company reported results from column leach testing of oxidized material from the Los Planes discovery within the San Antonio gold project. The column leach tests were performed on gold mineralized oxide material retained from portions of eight HQ core drill holes that were shipped as a composite sample to Metcon Research Laboratories.  Results of recently completed studies are presented below.

Metcon 2009 Column Leach Test Results on Los Planes Material

Sample	Type	Crush Size	Head Grade		Extraction		Consumption
-	-	-	Au g/t	Ag g/t	Au %	Ag %	NaCN Kg/t	CaO Kg/t
CL-01	oxide	3/8	0.88	0.29	80.65	64.13	0.06	1.80
CL-02	oxide	1 ½	0.96	0.18	75.15	61.39	0.06	1.58
CL-03	mixed	3/8	0.85	0.11	71.87	35.59	0.33	1.84
CL-04	sulphide	3/8	2.73	0.99	47.10	26.21	0.45	0.92

As seen in the table, strong gold recoveries were achieved for Oxide and Mixed material, at 81% and 72% respectively, which supports the use heap leaching for these ore types. The results for Sulphide material were significantly lower, at 47%, which indicates that alternative processing methods, such as flotation or Carbon In Pulp leaching may be more suitable for this ore type. Additional work will be conducted to further characterize the mineralization at San Antonio and determine the most cost effective methods of gold extraction for the various ore types.

Pediment Gold Corp.

(Formerly Pediment Exploration Ltd.)

Management’s Discussion and Analysis

For the year ended September 30, 2009

Current Work and Future Exploration

The company’s exploration success at Los Planes is now being followed up by focusing on obtaining an updated resource of the Los Planes zone and on beginning the necessary engineering, permitting and other work to advance the project to the scoping study stage or preliminary economic assessment. In addition Pediment plans to further refine the central Los Planes zone by completing an infill drilling grid with 12.5 metre spacing.

The Company still has numerous exploration targets, of which the most important is the northeast-southwest El Triunfo gold-silver-lead-zinc trend which is located within the concessions recently acquired from the Mexican Geological Survey.

The Company has assembled an experienced pre-development mining team to complete relevant permitting, surface rights and water rights acquisitions that are all in progress.

Land Position

On July 3, 2008, the Company acquired a new group of adjacent concessions in the San Antonio district, called the El Triunfo-Valle Perdido package and is composed of 3 mining concessions covering 6,579 hectares. The El Triunfo-Valle Perdido package was part of the Mexican natural mineral reserve and covers a northeast trending mineralized system containing gold, silver, lead and zinc.

Triunfo and Valle Perdido areas of the Triunfo land package have old workings and a data base of sampling with some drill information.  Veins present range from 3 to 7 parallel veins that were worked as underground mines with combination of gold-silver values with lead and zinc.  Historic grades of reported resources in the government listing are stated at about 3 grams gold and 350-700 grams silver.  The historic vein resource was reported by the Mexican Geological Survey as follows: 950,547 tonnes distributed as follows:

Humboldt-Espinocena

  56,613 tons    3.0  g Au     273 g Ag

Hormiguero-La Solidad

721,934 tons    3.3  g Au     436 g Ag

Lomboyal

172,000 tons    2.8  g Au       20 g Ag

Total 97,540 oz Au, 10,727,372 oz. Ag   In addition the combined lead zinc is about 4-5 percent.

Pediment Gold Corp.

(Formerly Pediment Exploration Ltd.)

Management’s Discussion and Analysis

For the year ended September 30, 2009

La Colorada Project

La Colorada gold-silver project is a past-producing mine site with historic output from both underground vein and open-pit to heap leach operations. The project is located on main highway and electrical grid infrastructure some 40 km southeast of Hermosillo, the capital and main supply point of Sonora State in north western Mexico.

Pediment has completed key transactions for acquiring or controlling concessions in the La Colorada mine area. These transactions complete the Company’s plan to consolidate the mining district:

1.

On October 22, 2007, the Company negotiated the exclusive option to acquire the past producing La Colorada gold-silver mine property. At that time the Company had an option to acquire 100% of 18 concessions held by private owners plus 1,130 hectares of surface holdings that include production and plant offices in return for an initial payment of US$1.1 million ($1,085,518 – paid), followed by additional payments totaling US$1,650,000 over the subsequent two-year period.

On November 26, 2008, the company reached an agreement to adjust its original option to purchase certain holdings in the La Colorada gold-silver project, in order to both reduce the cash cost to the Company and to accelerate the acquisition. The subject holdings encompass the past-producing, open-pit and underground workings of the Gran Central, La Colorada and Intermediate zone deposits, portions of the workings of the El Creston deposits, along-trend exploration ground, and surface holdings that contain plant and office complexes built during open-pit mining at the site from 1993-2002.

Pursuant to the revised purchase agreement, the Company acquired all concessions, land and mining equipment agreed to under the original option agreement except the Sonora IV concession by making one further payment of US$825,000 ($964,484 - paid), for a total purchase price of US$1.925 million ($2,050,002 – paid), and granted a 3% NSR if open-pit mined or 2% if underground mined.  The 2% NSR on underground production can be purchased by the Company at any time for US$300,000. The Company also agreed to allow the vendor the right to bid on a competitive basis for contracts to conduct open-pit mining at La Colorada should the Company choose to re-develop the project on that basis.

The vendors are working on securing an adjacent concession, Sonora IV, which the Company had the option to acquire for 300,000 common shares of the Company on or before October 16, 2009 at a deemed price of $0.50 per share, which expired un-exercised. The Company is currently working with the vendor to extend the option agreement.

Pediment owns or controls 100% of all areas of historic open-pit mining and all known areas of historic underground production from the La Colorada gold-silver camp, plus owns or holds options to acquire adjacent areas of exploration potential. By completing this revised agreement the Company gains, in addition to a lower cash outlay, a greater flexibility in dealing with the various scenarios that might allow the redevelopment of the project.

Pediment Gold Corp.

(Formerly Pediment Exploration Ltd.)

Management’s Discussion and Analysis

For the year ended September 30, 2009

On February 12, 2008, the Company entered into an option agreement (referred to as the “RECAMI” agreement) to acquire three additional mineral concessions totaling 400 hectares for a total purchase price of US$800,000.

On May 12, 2009, the Company amended the terms of the RECAMI agreement dated February 12, 2008, which reduced the total purchase price from US$800,000 to US$600,000 and introduced US$200,000 payable in shares due as follows:

Cash:

US$100,000 – February 8, 2008 (CDN $102,491 paid)

US$100,000 – March 23, 2009 (CDN$121,131 paid)

US$100,000 – March 3, 2010

US$100,000 – March 3, 2011

Common Shares:

Shares, equivalent to US$50,000 plus 15% VAT – May 31, 2009 (Issued 75,760 common shares valued at CDN $65,745 (note 7(c)(ii))

Shares, equivalent to US$50,000 plus 15% VAT – March 3, 2010

Shares, equivalent to US$100,000 plus 15% VAT – March 3, 2011

The revised option agreement also includes a 3% NSR to be paid to the vendor should the Company complete the transaction. The 3% NSR can be purchased by the Company at any time for a cash payment of US$200,000. The vendor is entitled to annual advanced payments of US$50,000 on account of the 3% NSR commencing March 3, 2012.

The cash equivalent of the common shares shall be based on the volume weighted average trading price for the shares traded on the Toronto Stock Exchange (“TSX”) for the ten trading days ending seven (7) business days immediately prior to each payment date. The payment of any of the described payments in common shares of the Company is subject to acceptance by the TSX and will be subject to a four-month hold period.

2.

On August 14, 2008, Pediment purchased six adjacent mineral concessions from the Peñoles group for a total consideration of US$100,000 (CDN$109,688 - paid).  These concessions cover 218 hectares and include part of the El Creston pit and adjacent ground, as well as additional exploration potential west of the pit. As part of this transaction, Pediment sold to Peñoles three of its concessions totaling approximately 1,521 hectares that make up the southern portion of its Texson exploration project in western Sonora for a total consideration of about US$2,000 (Received).

Pediment Gold Corp.

(Formerly Pediment Exploration Ltd.)

Management’s Discussion and Analysis

For the year ended September 30, 2009

Report on recent exploration activities on La Colorada

During the year ended September 30, 2008, further to completing surface sampling, a 4,187-metre, reverse-circulation drill program was conducted.  Drilling was done at the new targets, La Verde and Veta Madre, as well as around the pit areas of El Crestón and Gran Central. Assay of samples from the drilling program has recently been completed and was reported in the news release dated February 17, 2009. These results will be included in planning by Pediment to grow resources and resume processing at La Colorada in the most efficient and expeditious manner. This data is also being used to construct a district mineralization geologic model.

During the latest round of drilling the company worked on 4 key peripheral areas to the historic open pit mine, including drilling, mapping, and bench sampling, and has confirmed the strike length of the vein system at more than 4 kilometres and open to depth.

Pediment has successfully extended mineralization with a single reverse circulation (RC) drill hole collared approximately 250 metres SW of the Grand Central Pit. Results below:

Gran Central Block, Southwestern Extension Outside Pit Area

LCOL	From (m)	To (m)	Length (m)	Gold g/t	Silver g/t	Notes
R17	278.9	283.5	4.6	10.1	323.8	End of hole
Incl.	281.9	283.4	1.5	19.3	447.9	in workings

At Gran Central an on-trend extension to the NE of this open-pit is cut-off by a cross-fault. Drill holes 50 to 100 m NE of this fault indicate the down-dropped continuation of the vein system within the adjacent Creston block. The three drill holes completed in this area indicate the continuation of the vein zone at a depth beginning at approx. 200 metres.

Additionally, one km east in the El Creston pit, veins were shown on 25m spaced historic cross sections to contain a significant number of high grade results that have not been incorporated into an underground resource estimate. Peak values within one vein show a 300m long subset of higher grade values included 1.5 metre intervals returning 49.58, 24.03, 18.76 and 17.97 g/t gold, plus two intervals returning 18.22 and 14.23 g/t gold (non NI 43-101). The above noted results are from the area under the north central part of the El Creston pit. Pediment has also tested the SW end of this pit area with two shallow drill holes, one of which returned significant results as follows:

Pediment Gold Corp.

(Formerly Pediment Exploration Ltd.)

Management’s Discussion and Analysis

For the year ended September 30, 2009

Creston Block, Creston pit area

LCOL	From (m)	To (m)	Length (m)	Gold g/t	Silver g/t	Notes
R21	126.5	131.1	4.6	3.2	110	End of hole
Incl.			1.5	8.8	270	in workings

Twelve drill holes were completed to test the La Verde area (400 meters NE of the Creston pit) where drill hole R3 intersected three consecutive 1.5 m intervals returning 518, 0.93 and 12.6 g/t gold. While these results are concluded to represent a small high grade shoot, we expect larger tonnage potential to develop in two additional nearby zones as seen in R1. Drill testing at the Veta Madre zone which is located further east intersected 45.7 m, of 0.64 g/t gold and 7.5 g/t silver from surface. These three areas are to be evaluated for open pit potential. (The additional drill results can be found in the Company’s website.)

Exploration Program Summer 2009

On May 14, 2009, the Company announced a work program to commence in early June at the La Colorada project. The Company plans to utilize both reverse circulation and diamond drilling in two work phases, totaling approximately 8,000 metres. Based on studies of historic and new data, the Company plans to evaluate areas of near surface gold mineralization for its open pit heap leach potential, as well as explore extensions of vein-type, higher grade gold mineralization.

Data Review and Potential for La Colorada

During the past ten months, Pediment has recompiled data archives and pertinent production data into electronic databases with all available information merged with newly generated data. Data relevant to both open-pit potential and high-grade underground resources are being reviewed. Pediment is currently undertaking studies leading to environmental impact permitting and reactivation potential of existing surface workings.

Review of Underground Potential

Pediment is also reviewing several historic calculations made for prior operator Eldorado Gold Corp. of high-grade vein mineralization below the La Colorada and Gran Central open pits, using the results from drilling conducted primarily to assess the project's open pit potential. The Company considers these historic calculations relevant to its own exploration planning. However, the Company cautions that these calculations were completed prior to establishment of NI 43-101 guidelines for resource estimation. Consequently, these historic results have not been categorized mineral resources or mineral reserves in accordance with NI 43-101. The Company believes these resources listed below would be categorized as "inferred" under current guidelines however, a "Qualified Person" as defined by NI43-101 has not done sufficient work to classify the historical estimate as current mineral resources, the issuer is not treating the historical estimate as current mineral resources and the historical estimate should not be relied upon. The Company further cautions that though these historical calculations deal with different aspects of the high-grade potential, they may in part overlap with areas that had also been included in open pit resource historical calculations made prior to the cessation of pit mining. These historic calculations should not be considered in aggregate as material representations of current resource potential.

In 1997 the following historical estimate was completed by Duncan McBean for Eldorado using an 8 g/t cut-off grade, for the veins in sections directly below the "restricted pit limit" of La Colorada and Gran Central pits:

Pediment Gold Corp.

(Formerly Pediment Exploration Ltd.)

Management’s Discussion and Analysis

For the year ended September 30, 2009

La Colorada (LC) Vein - 140,400 tons @ 19.98 g/t Au, for 90,178 gold ounces.

La Colorada Vein Possible - 213,400 tons @ 24.27 g/t Au, for 168,313 gold ounces

Gran Central-LC Vein Zones - 72,913 tons @ 13.05 g/t Au, for 30,595 gold ounces

Gran Central Extension - 30,750 tons @ 76.19 g/t Au, for 75,323 gold ounces.

The La Colorada and Gran Central veins had been partially mined during the 1874-1912 period of high-grade underground mining. The above historic calculations included were vein intersections from the La Colorada and Gran Central veins and between, but without regard to evidence of previous mining. In 1998, an internal scoping study coupled with additional historic resource calculations was completed by Eldorado assisted by MRDI Consulting that separated intersections which had no evidence of underground workings (un-mined) from those with evidence of workings (mined). Intersections located between the two main veins are referred to as "intermediate veins" and have no history of underground mining. The results of the 1998 historic study were calculated with 4 gram/tonne Au cut-off:

Intermediate Zone Resource 124,500 tons of 16.14 g per ton for 64,612 oz.

La Colorada Mined 187,425 tons of 8.11 g per ton for 48,875 oz.

La Colorada Un-mined 217,399 tons of 11.75 g per ton for 82,136 oz.

Gran Central Mined 497,390 tons of 6.30 g per ton for 100,757 oz.

Gran Central Un-mined 289,024 tons of 11.10 g per ton for 103,156 oz.

These historic calculations did not include the results of silver assaying. The Company considers silver also a potentially important by-product metal and will evaluate it in its on-going programs. The data review also suggests there is untested high-grade potential in down-dip and on-trend extensions of the historic calculations, and that there may be further potential in both fault displaced portions of these same structures, and in other similar structures within its holdings. From this and newly developed data we are developing a mineralization model. Historic data also has records of numerous fluid inclusion samples that indicate epithermal boiling zone is present in the mineralization.

No estimate of high-grade potential has been located for the El Creston veins within the recently acquired concessions. Records indicate that the bulk of pre-1912 underground vein mining was done in the Creston and Gran Central mine area. Historic estimates of near surface bulk material and potential can be found in Pediment's news release dated October 22, 2007.

Caborca Project

On December 1, 2006 the Company signed an agreement with Inmet Mining Corp. allowing Inmet to explore for copper gold porphyry deposits on Pediment’s Caborca project. The agreement allowed Pediment to continue to focus work and financial expenditures on gold dominated project acquisition and development of its extensive gold and silver holdings while Inmet funded exploration for porphyry-type mineralization at Caborca. The Lista Blanca ridge area that Pediment recently completed an initial drill program on is excluded from the agreement. The best intercept of drilling was drillhole LB-04 with 16.0 metres of 2.46 grams per tonne gold and 1.04 percent copper.

From July 2007 to October 2007, exploration work was carried out at the project including an induced-polarization geophysical and a diamond-drill program. The objective of this work was to further refine geophysical targets in the valley area, create drill targets and evaluate them. The exploration work failed to locate porphyry copper-gold mineralization.   Inmet has since defaulted on the terms of the agreement and the Company has no current plans for further exploration on the Caborca project.

Pediment Gold Corp.

(Formerly Pediment Exploration Ltd.)

Management’s Discussion and Analysis

For the year ended September 30, 2009

At September 30, 2008, the Company wrote down the Caborca acquisition and exploration expenditures to $1.

Daniel Project

The Daniel concessions was the site of an RC drill program totaling 4,934 meters of drilling for disseminated shear zone hosted gold mineralization within Jurassic age volcanic rocks of the Mesozoic arc. The project is located in the Sonora-Mojave Mega-shear zone that hosts 10 or more known open pit gold deposits.  This project is located about 45 km southeast of the large La Herradura open-pit gold mine.  The drilling in the project followed extensive D-6 Caterpiller dozer trenching and sampling in a 100 and 200 meter established grid.  The final drilling resulted in numerous short intervals with gold mineralization, but not mineable grades or widths.  The project area is a small part of the larger concession area, and possible joint ventures or additional reconnaissance work may be done.

At September 30, 2008, the Company wrote down the value of the Daniel project to $1.

Valenzuela

The Valenzuela project is a 400-hectare concession group covering numerous old underground workings in low-sulfide vein zones in Tertiary Sierra Madre volcanics.  Prior sampling combined with more recent sampling shows irregular zones of high grade silver-gold mineralization hosted mainly in the quartz veins.  The project is located in the northeastern quadrant of Sonora in the base of the Sierra Madre mountain chain.  Future work will determine if the project will receive additional exploration or be joint ventured.

Texson, Nopal, Caribe, Glor, Cien, Manuel, Roja, Cochis and Pitalla concessions

The Texson, Nopal, Caribe, Glor, Cien, Manuel, Roja, Cochis and Pitalla concessions cover areas thought to hold potential for bulk tonnage shear zone hosted gold deposits located in the Sonora-Mojave megashear area.  These concessions in part cover old workings with gold mineralization mostly hosted in quartz veins and having geochemical characteristics similar to the other gold deposits in this trend.  In three of the areas there is confirmed gold placer mineralization present although in uneconomic quantities.  Soil sampling was completed on the Glor Concession area with several low level gold anomalies located.  In addition 5 sites of prior 30 year old drill holes were located from prior programs. We have been approached for joint venture agreements in several of these projects.

At September 30, 2008, the Company wrote down the value of the Texson project to $1.  Other projects, including the Valenzuela project were also written-down to $1, as at September 30, 2008.

Pediment Gold Corp.

(Formerly Pediment Exploration Ltd.)

Management’s Discussion and Analysis

For the year ended September 30, 2009

6.0

RESULTS OF OPERATIONS

The Company currently has no producing properties and consequently, has no operating income or cash inflows with the exception of investment and other income.

The Company’s accounting policy as it relates to its acquisition of Pitalla and its mineral properties is to capitalize all costs of acquiring natural resource properties and their related exploration and development costs until the properties to which they relate are placed into production, sold or abandoned or impaired.  At that time, capitalized costs are either depleted using the unit-of-production method over the estimated life of the ore-body, following the commencement of production, or written off at the time the property is sold, abandoned or impaired.

At September 30, 2008 the Company wrote-down certain of its mineral concessions with exception of its San Antonio and La Colorada projects.

The Company currently does not have an operating or producing mineral property.  The Company has no earnings and therefore will finance its future exploration activities by the sale of common shares or units. Certain of the key risk factors of the Company’s operating results are the following: the state of capital markets, which affects the ability of the Company to finance its exploration activities; the write-down and abandonment of mineral properties as exploration results provide further information relating to the underlying value of such properties; and market prices for natural resources as well as the non-viability of the projects.

The Company is not a party to any material legal proceedings and is not in default under any material debt or other contractual obligations other than as disclosed in the financial statements.  No significant revenue generating contracts or cash commitments were entered into or undertaken by the Company during the period other than as set out herein or in the financial statements of the Company.

Twelve months ended September 30, 2009, compared to twelve months ended September 30, 2008

The Company recorded a net loss and comprehensive loss of $3,273,010 for the year ended September 30, 2009 ($0.08 loss per share) compared to a net loss and comprehensive loss of $7,791,824 ($0.20 loss per share) in the year ended September 30, 2008, a decrease in net loss and comprehensive loss of $4,518,814, as explained in the following paragraphs.

Salaries expense and consulting fees were $1,207,198 in fiscal year 2009 compared to $1,189,413 in the same period in 2008, an increase of $17,785.  The Company paid a bonus to a director in the amount $250,000 during the third quarter 2008.  The Company hired additional consultants in 2009 compared to 2008 in order to help the Company to continue to progress through the advanced exploration stage.

Stock-based compensation, a non-cash item, is recorded when previously granted options vest.  This expense was $1,130,920 in the year ended September 30, 2009 compared to $4,331,565, in the same period in 2008, a decrease of $3,200,645. Less options vested in the year ended September 30, 2009 when compared to the year ended September 30, 2008.

Pediment Gold Corp.

(Formerly Pediment Exploration Ltd.)

Management’s Discussion and Analysis

For the year ended September 30, 2009

Travel and investor relations expenses were $504,068 in the fiscal year ended September 30, 2009 compared to $471,438 in the year ended September 30, 2008, an increase of $32,630.  The Company has increased its level of shareholder information while reducing the level of travel to and from its operations in Mexico.

Transfer agent and filing fees was $131,685 in the year ended September 30, 2009 compared to $53,767 in the year ended September 30, 2008, an increase of $77,918. In 2009, the Company incurred additional listing fees as a result of moving to the TSX.

Legal and audit fees was $262,237 in the year ended September 30, 2009 compared to $390,138 in the year ended September 30, 2008, a decrease of $127,901.  In 2008, the Company incurred additional accounting expenses due to the preparation and completion of an audit of internal controls over financial reporting.

Investment and other income was $365,461 in the year ended September 30, 2009 compared to $679,442 in the year ended September 30, 2008, a decrease of $313,981 due to decreasing interest rates and the change in the average annual account balances that are held with major Canadian chartered banks.

During the year ended September 30, 2009 the Company expended $37,775 on project evaluation costs compared to $nil in the in the year ended September 30, 2008, an increase of $37,775. These costs relate to annual taxes for the basic maintenance of the concessions relating to the other projects held by the Company, which were written down to $4 in the year ended September 30, 2008.

During the year ended September 30, 2009 the Company recorded a $80,849 foreign exchange loss compared to a $503,026 foreign exchange gain in the year ended September 30, 2008, a decrease of $583,875.  The Company’s two geographical business segments are Canada and Mexico with the Company’s operations in Mexico accounting for $15,714,023 of its $31,241,489 in total assets.

The September 30, 2009 and 2008 Canadian dollar and Mexican Peso exchange rates were 12.57 and 10.35, respectively.  The September 30, 2009 and 2008 Canadian and US Dollar exchange rates were 1.06 and 1.07, respectively.  The $583,875 change in foreign exchange is a result of the reasonably unchanged year end rates from the year ended September 30, 2008 and the relatively stable dollar in comparison to the higher volatility in exchange rates that were experienced during the year ended September 30, 2008.

7.0

FOURTH QUARTER 2009

The Company incurred a loss of $943,857 during the fourth quarter ending September 30, 2009.  Significant items incurred during the quarter are as follows:

Salary and consulting fees were $193,267.

Stock-based compensation expense relating to incentive stock options that vested during the fourth quarter was $17,623.

Office and administration expense was $88,550 and investor relations expense was $72,588.

Pediment Gold Corp.

(Formerly Pediment Exploration Ltd.)

Management’s Discussion and Analysis

For the year ended September 30, 2009

The Company incurred a foreign exchange loss of $497,772 during the quarter ending September 30, 2009.  The loss is attributable to the change in the Mexican Peso exchange rate between June 30, 2009 and the balance sheet date as at September 30, 2009. As the Company’s segmented operations in Mexico accounts for $15,714,023 of the Company’s $31,241,489 total assets, changes in foreign exchange rates at balance sheet dates can result in significant foreign exchange gains/losses.

The above expenses were offset by $89,636 in interest income.

8.0

SELECTED ANNUAL INFORMATION

The following table summarizes information regarding the Company’s operations on a yearly basis for the last three years in accordance with Canadian GAAP. The Company’s reporting currency is Canadian dollars.

	For the years ended September 30

	2009	2008	2007
Total revenues (Interest & other income)	365,461	679,442	187,156
(Loss) for the year	(3,273,010)	(7,791,824)	(2,608,504)
(Loss) per share, basic and diluted	(0.08)	(0.20)	(0.10)
Total assets	31,241,489	29,782,559	13,927,020

Interest and other income is a function of the value of the Company’s cash and cash equivalents.

The nature of the Company’s operations has remained unchanged from prior periods.  The loss for the year ($3,273,010) was incurred in the normal course of operations and included $1,130,920 in stock-based compensation expense.

During the year ended September 30, 2008, the Company wrote down $2,099,533 in costs accumulated on certain mineral properties to $4 in order to focus on the exploration of the San Antonio and La Colorada projects.

Pediment Gold Corp.

(Formerly Pediment Exploration Ltd.)

Management’s Discussion and Analysis

For the year ended September 30, 2009

9.0

SUMMARY OF QUARTERLY RESULTS

The following table summarizes information regarding the Company’s operations on a quarterly basis for the last eight quarters in accordance with Canadian GAAP. The Company’s reporting currency is Canadian dollars.

	For the quarters ended

	Sept. 30, 2009	June 30, 2009	March 31, 2009	Dec. 31, 2008
Total revenues (Interest & other income)	89,636	85,503	147,497	42,825
(Loss) for the quarter	(943,857)	(866,693)	(731,127)	(731,333)
(Loss) per share, basic and diluted	(0.02)	(0.02)	(0.02)	(0.03)

	For the quarters ended

	Sept. 30, 2008	June 30, 2008	March 31, 2008	Dec. 31, 2007
Total revenues (Interest & other income)	147,637	154,003	213,795	164,007
(Loss) for the quarter	(2,755,407)	(2,068,651)	(351,457)	(2,616,309)
(Loss) per share, basic and diluted	(0.07)	(0.5)	(0.01)	(0.07)

The Company only earns interest income from its cash and cash equivalents and short-term investments, which will vary from period to period depending on their relative balances and the rate at which the Company’s guaranteed investment certificates earn interest.

The nature of the Company’s operations has remained unchanged from prior periods.  Changes in operating expenses can increase/decrease depending on the Company’s level of activity.  Significant variations in the loss from one period to another is mainly due to the issuance and vesting of incentive stock options, which results in an increase in stock-based compensation, and the write down of previously capitalized mineral property expenditures.

Stock-based compensation expense was retroactively restated by ($320,046) for the quarter ended December 31, 2008, in relation to the 520,000 unvested options that were cancelled on March 23, 2009.

10.0

LIQUIDITY AND CAPITAL RESOURCES

At September 30, 2009, the Company had cash and cash equivalents of $15,553,239 (2008-$18,049,781) and working capital of $16,134,293 (2008 - $18,783,325).  The Company has allocated $8.4 million in fiscal year 2010 for general and administrative expenses and for the continued development of its mineral properties. With working capital of $16,134,293, the company has sufficient capital to cover its planned fiscal 2010 expenditures.

The Company’s cash equivalents are highly liquid, short-term investment grade securities held at major Canadian financial institutions in accordance with the Company’s investment policy.  The Company’s cash and cash equivalents are comprised of the following:

Pediment Gold Corp.

(Formerly Pediment Exploration Ltd.)

Management’s Discussion and Analysis

For the year ended September 30, 2009

	2009	2008
Held at major Canadian financial institutions:
Cash	$ 5,137,947	$ 2,111,368
Cash equivalents	10,271,727	15,625,315
	15,409,674	17,736,683
Held at major Mexican financial institutions:
Cash	143,565	313,098
Total cash and cash equivalents	$ 15,553,239	$ 18,049,781

The Company currently has no income from operations and relies on financing through the issuance of additional shares of its common stock until such time as it achieves sustained profitability through profitable mining operations, or the receipt of proceeds from the disposition of its mineral property interests. Management has been successful in accessing the equity markets during the year, but there is no assurance that such sources will be available, on acceptable terms, or at all in the future. Factors which could impact management’s ability to access the equity markets include the state of capital markets, exploration results which provide further information relating to the underlying value the Company’s mineral properties, market prices for natural resources and the non-viability of the projects.

11.0

TRANSACTIONS WITH RELATED PARTIES

(a)

The amounts due from/to related parties are non-interest bearing, unsecured and due on demand, and are due from/to officers of the Company and companies with common directors.

(i)

As at September 30, 2009, $19,419 (2008 - $4,830) is due from a company with common directors for its share of rent for shared office space.

(ii)

As at September 30, 2009, $26,380 (2008 - $1,514) is due to directors/officers of the Company for director and consulting fees.

(b)

As at September 30, 2009, $21,000 (2008 - $21,000) of prepaid expenses relates to an advance on consulting fees paid to a company with a common director.

(c)

Included in consulting fees is $388,928 (2008 - $406,108; 2007 - $236,215) of which $290,000 (2008 - $227,000; 2007 - $144,000) was charged by companies owned by directors and $98,928 (2008 - $179,108; 2007 - $92,215) by a director for consulting services.

(d)

Included in consulting fees is $83,000 (2008 - $nil; 2007 - $nil) paid to directors for directors’ fees.

(e)

Rent of $27,600 (2008 - $10,350; 2007 - $nil) was recovered from companies with common directors for their respective share of the rent expense paid by the Company for shared office space.

(f)

Capitalized to mineral properties is $99,402 (2008 - $nil) paid/payable to an officer of the Company, of which $49,701 (2008 - $nil) was capitalized to technical assistance on the La Colorada project and $49,701 (2008 - $nil) was capitalized to technical assistance on the San Antonio project.

Pediment Gold Corp.

(Formerly Pediment Exploration Ltd.)

Management’s Discussion and Analysis

For the year ended September 30, 2009

The above transactions incurred in the normal course of operations and are recorded at the exchange amount, being the amount agreed upon by the related parties.

12.0

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

13.0

CONTRACTUAL OBLIGATIONS

The Company has a commitment relating to its head office lease.  The Company has agreements to lease two office spaces which expire on February 28, 2010 and May 31, 2012.  The future minimum lease payments by calendar year are as follows:

Year	$
2010	54,574
2011	45,324
2012	30,216
Total	130,114

In order for the remaining option agreement on the La Colorada project to remain in good standing, the option payments are due as follows:

Year	Cash	Shares	Total
2010	US$100,000	US$57,500	US$157,500
2011	US$100,000	US$115,000	US$215,000
Total	US$200,000	US$172,500	US$372,500

The Company has no material capital lease agreements and no material long term obligations other than those described above.

14.0

PROPOSED TRANSACTIONS

The Company has no proposed transactions.

15.0

RISKS AND UNCERTAINTIES

The Company is in the mineral exploration and development business and as such is exposed to a number of risks and uncertainties that are not uncommon to other companies in the same business.  Some of the possible risks include the following:

a)

The industry is capital intensive and subject to fluctuations in metal prices, market sentiment, foreign exchange and interest rates.

b)

The only source of future funds for further exploration programs, or if such exploration programs are successful for the development of economic ore bodies and commencement of commercial production thereon, which are presently available to the Company are the sale of equity capital or the offering by the Company of an interest in its properties to be earned by another party carrying out further exploration or development.  Management was successful in accessing the equity markets during the period, but there is no assurance that such sources will be available, on acceptable terms, or at all in the future.

Pediment Gold Corp.

(Formerly Pediment Exploration Ltd.)

Management’s Discussion and Analysis

For the year ended September 30, 2009

c)

Any future equity financings by the Company for the purpose of raising additional capital may result in substantial dilution to the holdings of existing shareholders.

d)

The Company must comply with environmental regulations governing air and water quality and land disturbance and provide for mine reclamation and closure costs.

e)

The operations of the Company will require various licenses and permits from various governmental authorities.  There is no assurance that the Company will be successful in obtaining the necessary licenses and permits to continue its exploration and development activities in the future.

f)

There is no certainty that the properties which the Company has capitalized as assets on its balance sheet will be realized at the amounts recorded.  These amounts should not be taken to reflect realizable value.

g)

The development and exploration activities of the Company are subject to various laws governing exploration, development, labour standards and occupational health, land use, water use, land claims of local people and other matters.  No assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could have an adverse effect on the Company’s financial position and results of operations.

h)

The Company’s operations are currently conducted in Mexico, and as such the Company’s operations are exposed to various levels of political and other risks and uncertainties.  These risks and uncertainties are not limited to, extreme fluctuations in currency exchange rates; high rates of inflation; labour unrest; changes in taxation policy; and changing political conditions, currency controls and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of or purchase supplies from a particular jurisdiction.  The occurrence of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on the Company’s operations or profitability.

i)

Although the Company has taken steps to verify title to mineral properties in which it has an interest, these procedures do not guarantee the Company's title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects.

Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, then actual results may vary materially from those described on any forward-looking statements.  The Company has not completed a feasibility study on any of its deposits to determine if it hosts a mineral resource that can be economically developed and profitably mined.

16.0

DEPENDENCE ON MANAGEMENT

The Company relies heavily on the business and technical expertise of its management team and it is unlikely that this dependence will diminish in the near term.

Pediment Gold Corp.

(Formerly Pediment Exploration Ltd.)

Management’s Discussion and Analysis

For the year ended September 30, 2009

17.0

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements requires the Company to select from possible alternative accounting principles, and to make estimates and assumptions that determine the reported amounts of assets and liabilities at the balance sheet date and reported costs and expenditures during the reporting period. Estimates and assumptions may be revised as new information is obtained, and are subject to change. The Company’s accounting policies and estimates used in the preparation of the consolidated financial statements are considered appropriate in the circumstances, but are subject to judgments and uncertainties inherent in the financial reporting process.

Property acquisition costs and related direct exploration costs may be deferred until the properties are placed into production, sold, abandoned, or written down, where appropriate. The Company’s accounting policy is to capitalize exploration costs consistent with Canadian GAAP and applicable guidelines for exploration stage companies.  The policy is consistent with other junior exploration companies which have not established mineral reserves objectively.  An alternative policy would be to expense these costs until sufficient work has been done to determine that there is a probability a mineral reserve can be established; or alternatively, to expense such costs until a mineral reserve has been objectively established.  Management is of the view that its current policy is appropriate for the Company at this time.  Based on quarterly impairment reviews made by management, or earlier if circumstances warrant, in the event that the long-term expectation is that the net carrying amount of these capitalized exploration costs will not be recovered, then the carrying amount is written down accordingly and the write-down charged to operations.  A write-down may be warranted in situations where a property is to be sold or abandoned; the exploration activity ceases on a property due to unsatisfactory results or insufficient available funding; or when it is determined that the carrying value exceeds the fair market value or the property.

Significant estimates are made in respect of the Company’s asset retirement obligations. The Company’s proposed mining and exploration activities are subject to various laws and regulations for federal, regional and provincial jurisdictions governing the protection of the environment. These laws are continually changing. The Company believes its operations are in compliance with all applicable laws and regulations. The Company expects to make, in the future, expenditures to comply with such laws and regulations but cannot predict the full amount or timing of such future expenditures. Estimated future reclamation costs are based principally on legal and regulatory requirements. Reclamation and remediation obligations arise from the acquisition, development, construction and normal operation of mining property, plant and equipment. At present the Company has determined that it has no material asset retirement obligations.

Moreover, significant estimates are made in respect of accounting for stock-based compensation, which is calculated using the Black-Scholes option pricing model.  Option pricing models require the input of highly subjective assumptions, including the expected price volatility.  Expected volatilities are based on the Company’s trading history except where there is insufficient trading history and volatilities are based on industry comparables. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options granted/vested during the period. Changes in estimates would impact the value of stock-based compensation, mineral properties, contributed surplus and share capital.

Other areas requiring the use of management estimates include the collectability of amounts receivable, balances of accrued liabilities, the fair value of financial instruments, rates for amortization of equipment and the valuation allowance for future income tax assets.  While

Pediment Gold Corp.

(Formerly Pediment Exploration Ltd.)

Management’s Discussion and Analysis

For the year ended September 30, 2009

management believes that these estimates are reasonable, actual results could differ from those estimates and could impact future results of operations and cash flows.

18.0

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

a)

Adoption of new accounting standards

Effective October 1, 2008, the Company adopted the following standards of the Canadian Institute of Chartered Accountants’ (“CICA”) Handbook:

i)

Amendments to Section 1400 – Going Concern:

CICA Handbook Section 1400, “General Standards of Financial Statement Presentation”, was amended to include requirements to assess and disclose an entity's ability to continue as a going concern. When financial statements are not prepared on a going concern basis, that fact shall be disclosed together with the basis on which the financial statements are prepared and the reason why the company is not considered a going concern.  The adoption of this policy had no impact on the Company’s consolidated financial statements.

ii)

Goodwill and Intangible Assets

Effective January 1, 2009, the Company will adopt new CICA Handbook Section 3064, “Goodwill and Intangible Assets”.  This Section replaces CICA Handbook Section 3062, “Goodwill and Intangible Assets” and Section 3450, “Research and Development Costs”, and establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets.  The Company is still evaluating the impact of this standard on its consolidated financial statements.

b)

Future changes in accounting policies:

i)

Business Combinations

In January 2009, the CICA issued Section 1582, “Business Combinations”, Section 1601, “Consolidations”, and Section 1602, “Non-Controlling Interests”. These sections replace the former Section 1581, “Business Combinations”, and Section 1600, “Consolidated Financial Statements”, and establish a new section for accounting for a non-controlling interest in a subsidiary.

Sections 1582 and 1602 will require net assets, non-controlling interests and goodwill acquired in a business combination to be recorded at fair value and non-controlling interests will be reported as a component of equity. In addition, the definition of a business is expanded and is described as an integrated set of activities and assets that are capable of being managed to provide a return to investors or economic benefits to owners. Acquisition costs are not part of the consideration and are to be expensed when incurred. Section 1601 establishes standards for the preparation of consolidated financial statements.

These new sections apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011. Earlier adoption of these sections is permitted as of the beginning of a fiscal year. All three sections must be adopted concurrently. The Company is currently evaluating the impact of the adoption of these sections.

Pediment Gold Corp.

(Formerly Pediment Exploration Ltd.)

Management’s Discussion and Analysis

For the year ended September 30, 2009

ii)

International Financial Reporting Standards (IFRS):

In February 2008, the Canadian Accounting Standards Board ("AcSB") confirmed that January 1, 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canadian GAAP. The IFRS standards will be effective for the Company for interim and annual financial statements relating to the Company’s fiscal years beginning on or after October 1, 2011. The effective date of October 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the interim periods and year ended September 30, 2011.  The Company has begun the planning and scoping phase of the transition to IFRS and intends to transition to IFRS financial statements during fiscal 2010.  While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

19.0

MANAGEMENT’S REPORT ON INTERNAL CONTROLS OVER FINANCIAL REPORTING

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Management conducted an evaluation of the effectiveness of the internal controls over financial reporting based on the framework in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company’s internal control over financial reporting as of September 30, 2009.  Based on management’s assessment and those criteria, management has concluded that the internal controls over financial reporting as at September 30, 2009 were effective.

Pediment Gold Corp.

(Formerly Pediment Exploration Ltd.)

Management’s Discussion and Analysis

For the year ended September 30, 2009

20.0

DISCLOSURE CONTROLS AND PROCEDURES

The Company’s management is responsible for establishing and maintaining disclosure controls and procedures to provide reasonable assurance that material information related to the Company, including its consolidated subsidiaries, is made known to senior management, including Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”), by others within those entities on a timely basis so that appropriate decisions can be made regarding public disclosure.  The CEO and CFO have evaluated the Company’s disclosure controls and procedures and have concluded that they are effective as of September 30, 2009.

21.0

LIMITATIONS ON CONTROLS

Management believes that any internal controls and procedures for financial reporting can only provide reasonable and not absolute assurance that the objectives of the control system are met. Control design is subject to resource constraints and cost benefit analysis. Because of the inherent limitations in all control systems the company’s control systems cannot provide absolute assurance that all issues and fraud will be prevented within the company and detected. Limitations also include the realities of judgments in decision making which could be faulty and simple errors and mistakes. In addition controls may be circumvented by individuals, collusion or unauthorized override of controls.  Finally, a control system is based on certain assumptions about the likelihood of future events and there can be no assurance that the stated goals of the control system will meet all future potential conditions.  In summary, because of the inherent limitations on a cost effective control system, misstatements due to error or fraud may occur and may not be detected.

22.0

FINANCIAL INSTRUMENTS

The Company classifies its cash and cash equivalents as held-for-trading; amounts receivable (excluding taxes receivable) and due from related parties as loans and receivables; and due to related parties and accounts payable and accrued liabilities as other financial liabilities.

The carrying values of cash and cash equivalents, amounts receivable (excluding taxes receivable), and accounts payable and accrued liabilities approximate their fair values due to the short-term maturity of these financial instruments. The fair values of amounts due to and from related parties have not been disclosed as their fair values cannot be reliably measured since the parties are not at arm’s length.

Pediment Gold Corp.

(Formerly Pediment Exploration Ltd.)

Management’s Discussion and Analysis

For the year ended September 30, 2009

The fair value of financial instruments at September 30, 2009 and 2008 is summarized as follows:

	2009		2008
Financial Assets	Carrying Amount	Fair Value	Carrying Amount	Fair Value

Held-for-trading
Cash and cash equivalents	$15,553,239	$15,553,239	$18,049,781	$18,049,781

Loans and receivables
Amounts receivable (excluding taxes receivable)	$25,726	$25,726	$61,516	$61,516
Due from related parties	$19,419	N/A	$4,830	N/A

Financial Liabilities
Accounts payable and accrued liabilities	$227,517	$227,517	$197,027	$197,027
Due to related parties	$26,380	N/A	$1,514	N/A

The Company’s risk exposure and the impact on the Company’s financial instruments are summarized below:

(a)

Credit risk

The Company is exposed to credit risk with respect to its cash and cash equivalents.  Cash and cash equivalents have been placed on deposit with major Canadian financial institutions and major Mexican financial institutions.  The risk arises from the non-performance of counterparties of contracted financial obligations. The Company is not exposed to significant credit risk on amounts receivable.

The Company manages credit risk, in respect of cash and cash equivalents, by purchasing highly liquid, short-term investment-grade securities held at major financial institutions with strong investment-grade ratings by a primary rating agency in accordance with the Company’s investment policy.

Concentration of credit risk exists with respect to the Company’s cash and cash equivalents as the majority of the amounts are held with only a few Canadian and Mexican financial institutions. The Company’s concentration of credit risk and maximum exposure thereto is as follows:

	2009	2008
e
Held at major Canadian financial institutions:
Cash	$ 5,137,947	$ 2,111,368
Cash equivalents	10,271,727	15,625,315

	15,409,674	17,736,683
Held at major Mexican financial institutions:
Cash	143,565	313,098

Total cash and cash equivalents	$	$

Pediment Gold Corp.

(Formerly Pediment Exploration Ltd.)

Management’s Discussion and Analysis

For the year ended September 30, 2009

Included in cash equivalents at September 30, 2009 are cashable guaranteed investment certificates earning interest between 0.25% and 2.66% (2008 - 2.00% and 2.95%) and maturing at various dates between October 18, 2009 and September 8, 2010 (2008 - October 18, 2008 and September 8, 2009). Cash equivalents that matured on October 18, 2009 and December 10, 2009 were reinvested.

(b)

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in obtaining funds to meet commitments as they become due. The Company’s approach to managing liquidity risk is to provide reasonable assurance that it will have sufficient funds to meet liabilities when due.  The Company manages its liquidity risk by forecasting cash flows from operations and anticipated investing and financing activities.  The Company believes it has sufficient cash and cash equivalents at September 30, 2009 in the amount of $15,553,239 (2008 - $18,049,781) in order to meet its planned expenditures and obligations for the next year.  At September 30, 2009, the Company had accounts payable and accrued liabilities of $227,517 (2008 - $197,027) and amounts due to related parties of $26,380 (2008 - $1,514), which will become due for payment within three months.

(c)

Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices.  Market risk comprises three types of risk: interest rate risk, foreign currency risk and other price risk.

(i)

Interest rate risk

Interest rate risk consists of two components:

(a)

To the extent that payments made or received on the Company’s monetary assets and liabilities are affected by changes in the prevailing market interest rates, the Company is exposed to interest rate cash flow risk.

(b)

To the extent that changes in prevailing market rates differ from the interest rate in the Company’s monetary assets and liabilities, the Company is exposed to interest rate price risk.

The Company’s cash and cash equivalents consists of cash held in bank accounts and guaranteed investment certificates that earn interest at variable interest rates. Due to the short-term nature of these financial instruments, fluctuations in market rates do not have a significant impact on estimated fair values as of September 30, 2009 and 2008.  Future cash flows from interest income on cash and cash equivalents will be affected by interest rate fluctuations.  The Company manages interest rate risk by maintaining an investment policy that focuses primarily on preservation of capital and liquidity.

Pediment Gold Corp.

(Formerly Pediment Exploration Ltd.)

Management’s Discussion and Analysis

For the year ended September 30, 2009

(ii)

Foreign currency risk

The Company is exposed to foreign currency risk to the extent that monetary assets and liabilities held by the Company are not denominated in Canadian dollars.

The Company is exposed to foreign currency risk with respect to cash and cash equivalents, amounts receivable, and accounts payable and accrued liabilities as a portion of these amounts are denominated in US dollars and Mexican pesos. The Company has not entered into any foreign currency contracts to mitigate this risk.

The sensitivity analysis of the Company’s exposure to foreign currency risk at the reporting date has been determined based upon hypothetical changes taking place at September 30, 2009 and 2008, which includes a hypothetical change in the foreign currency exchange rate between the Canadian dollar and Mexican peso of 9% and 11%, respectively, and the effect on net loss and comprehensive loss.

	Reasonably Possible Changes
	2009	2008

CDN $: MXN peso exchange rate variance	+9%	+11%

Net loss and comprehensive loss	$84,825	$122,495

CDN $: MXN peso exchange rate variance	-9%	-11%

Net loss and comprehensive loss	$(101,603)	$(152,774)

(iii)

Other price risk

Other price risk is the risk that the fair or future cash flows of a financial instrument will fluctuate because of changes in market prices, other than those arising from interest rate risk or foreign currency risk. The Company is not exposed to significant other price risk.

Pediment Gold Corp.

(Formerly Pediment Exploration Ltd.)

Management’s Discussion and Analysis

For the year ended September 30, 2009

23.0

SUBSEQUENT EVENTS

(a)

The Company entered into two agreements securing long-term surface and access rights for the ongoing exploration, and proposed development and operation of its San Antonio gold project with the Ejido San Antonio.

The first agreement is a rental agreement, called a “temporary occupation agreement”, for access, exploration and production activities.  The agreement has a term of 30 years and includes a one-time payment of 200,000 pesos ($16,230 paid) for access and annual per hectare payments for areas subject to exploration or other disturbance within the Company’s concession holdings, which total approximately 8,100 hectares. Under the terms of the agreement, the minimum annual hectare payments are 600,000 pesos with the agreement stipulating an advance payment of 1,800,000 pesos ($146,070 paid) for the first three years of the agreement.

In addition, the Company has entered into a promissory agreement whereby the Ejido San Antonio has promised to sell outright 260 hectares covering the Planes and Colinas mineral targets and surrounding area to the Company for total consideration of 6,500,000 pesos ($527,597 paid).

(b)

The Company granted 300,000 stock options exercisable at $1.37 per share.  Of the stock options granted, 200,000 are exercisable for a term of one year and vest 25% on the date of grant, and 25% every three, six and nine months thereafter.  The remaining 100,000 stock options have a term of five years and vest 25% on the date of grant and 25% every six, twelve and eighteen months thereafter.

24.0

DISCLOSURE OF OUTSTANDING SHARE DATA

As at December 14, 2009, the Company had the following common shares, stock options and warrants outstanding:

Common shares	47,313,329
Stock options (vested and unvested)	4,072,500
Warrants	1,611,500
Finder’s warrants	386,760
Fully Diluted shares outstanding	53,384,089

The Company is dependent on raising additional capital to develop its properties and is continually assessing overall market conditions to ensure this need is fulfilled to the benefit of the Company and its shareholders.

As of March 2, 2009, the Company’s shares delisted from the TSX Venture Exchange and commenced trading on the Toronto Stock Exchange.